[Public Storage letterhead]

June 28, 2007

BY FACSIMILE 202-772-9210

Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Public Storage, Inc.

Form 10-K for the year ended December 31, 2006

Filed March 1, 2007

File No. 1-08389

Public Storage, Inc.

Form 10-Q for the quarter ended March 31, 2007

Filed May 9, 2007

File No. 1-08389

Dear Ms. van Doorn:

Set forth below are responses of Public Storage (the “Company”) to the comments of the Staff of the Division of Corporation Finance that was set forth in your letter dated June 26, 2007 regarding the Company’s Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarter ended March 31, 2007.

Each of the Staff’s comments, indicated in bold below, is followed by responses on behalf of the Company.

Form 10-K for the year ended December 31, 2006

Financial Instruments, page F-9

1.	Please advise us if the cash and cash equivalents held by your captive insurance entities is legally restricted. If so, please segregate this amount on

Ms. Linda van Doorn

June 28, 2007

your balance sheet in future filings and discuss the restrictions placed on your ability to withdraw the funds.

We would advise the Staff that, due principally to insurance regulatory requirements with respect to required reserves and capital levels, a portion of the cash and cash equivalents held by our captive insurance entities is legally restricted from withdrawal for general corporate uses other than the payment of claims of our captives.

Beginning with our Form 10-Q for the quarterly period ended June 30, 2007, we will present such restricted cash and cash equivalents held by our captive insurance entities on a separate line-item on our balance sheet entitled “Restricted Cash,” and revise our statements of cash flows to conform to the presentation of cash. We will also discuss the restrictions within the notes to our financial statements.

Schedule III – Real Estate and Accumulated Depreciation, page F-48

2.	Please revise the schedule of real estate and accumulated depreciation in future filings to include the life on which depreciation in the latest income statement is computed. Refer to Rule 12-28 of Regulation S-X.

As requested by the Staff, beginning with our Form 10-K for the year ended December 31, 2007, in accordance with Rule 12-28 of Regulation S-X, we will revise the schedule of real estate and accumulated depreciation presented in Schedule III to disclose the life on which depreciation in the latest income statement is computed.

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda van Doorn

June 28, 2007

Should you require further information, please feel free to call me at (818) 244-8080 x1300.

Very truly yours,

/s/ John Reyes
John Reyes
Senior Vice President and Chief Financial Officer